[Music]
00:05
we spread our sauce
00:07
from the front to the back and one one
00:09
thing that's extremely important
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is to make sure that the entire
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piece of bread is covered so now that's
00:17
our jp sauce it's ready to go
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we slowly slide it down the lime we take
00:21
the cheeses
00:22
for that particular hoagie
00:26
we lay them on the bottom right and then
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we set two pieces of cheese
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along the side for the top so this is
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turkey
00:36
just so that you know all of our meat is
00:40
portioned
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we literally can take this and spread it
00:50
over the hope and so yes we do take our
00:53
time doing this part because it's
00:54
important
00:55
if for some reason our bread because our
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bread
00:59

is sometimes different sizes
01:03
because of the way that it's baked the
01:05
bread is a little wider
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then we may take a little more to be
01:09
able to fill in your hookie to make sure
01:13
that it's exactly the way that it should
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be
01:16
so as you can see we put cheese at the
01:18
bottom of your hoagie
01:20
we've loaded it with meat we place two
01:23
pieces of cheese depending on what size
01:24
you're getting
01:26
on the top
01:29
we then take one handful of lettuce
01:32
um of course unless you want like
01:36
lettuce then it's a little less
01:37
we place it right on the top of your
01:39
meat and cheese
01:41
slide it down the line
01:44
we have freshly sliced tomatoes these
01:47
are sliced
01:48
every morning
01:51

top your tomatoes
01:54
freshly sliced onions
01:59
lay those there now this particular
02:02
hoagie
02:04
is all done because
02:07
they did not want pickle so you'll see
02:10
how we
02:12
take black pepper we put in our hand and
02:14
we literally shake it over the hoagie so
02:17
that
02:17
we're not putting too much we then take
02:20
salt
02:22
[Music]
02:25
shift it over the cookie so that we're
02:26
not doing too much
02:29
this is what makes our product different
02:32
it's the oil so after everything is laid
02:35
on top
02:36
we then take a zigzag of oil
02:41
so then we take orecano
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we lightly dust the top with some
02:46
oregano then we take our parmesan cheese
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so one thing that's extremely important
02:52
to us
02:53
um is making sure that our hokies are
02:56
what we call picture writing
02:58
and so because that's important to us
03:02
and we're actually crafting the hokey it
03:04
may take a little bit longer for you to
03:05
actually
03:06
um receive your hoagie but it's because
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truly every hoagie is crafted this way
03:12
and it's made with love okay
03:14
so now this this hoagie would all
03:17
would be ready it then slides down the
03:19
line so that you know that we've
03:21
had um several eyes on this to make sure
03:24
that the order is correct
03:26
and then we go to the next most
03:28
important part which is the wrapping
03:30
i want to be able to explain the
03:31
wrapping process because
03:33
that is key to keeping the flavor and
03:37
also sealing the whole even
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[Music]
03:43
outside of the love and craftsmanship
03:45
that goes into making the hoagies
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the wrapping is the most important part
03:50
this seals the taste it makes the
03:54
sandwich
03:55
easier to eat and it just keeps
03:58
everything the juices and everything
04:01
in so it don't fall out the sandwich and
04:03
make out the bread soggy
04:04
before wrapping
04:08
a little line of oil on top
04:11
just to kind of get that flavor on top
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of the bread
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[Music]
04:26
you want to cup it as much as possible
04:29
keep all the meat and the ingredients
04:32
from falling out
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[Music]
04:55
you